Exhibit 99.1

Constellium Reports Third Quarter 2023 Results

Paris, October 25, 2023 – Constellium SE (NYSE: CSTM) today reported results for the third quarter ended September 30, 2023.

Third quarter 2023 highlights:

•	Shipments of 369 thousand metric tons, down 5% compared to Q3 2022

•	Revenue of €1.7 billion, down 15% compared to Q3 2022

•	Value-Added Revenue (VAR) of €704 million, up 5% compared to Q3 2022

•	Net income of €64 million compared to net income of €131 million in Q3 2022

•	Adjusted EBITDA of €168 million, up 5% compared to Q3 2022

•	Cash from Operations of €154 million and Free Cash Flow of €78 million

Nine months ended September 30, 2023 highlights:

•	Shipments of 1.2 million metric tons, down 5% compared to YTD 2022

•	Revenue of €5.6 billion, down 10% compared to YTD 2022

•	VAR of €2.2 billion, up 11% compared to YTD 2022

•	Net income of €118 million compared to net income of €278 million in YTD 2022

•	Adjusted EBITDA of €542 million, up 3% compared to YTD 2022

•	Cash from Operations of €321 million and Free Cash Flow of €112 million

•	Net debt / LTM Adjusted EBITDA of 2.5x at September 30, 2023

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered strong results in the third quarter despite significant inflationary pressures and demand headwinds in several end markets. Adjusted EBITDA of €168 million is a third quarter record and includes record third quarter performance by A&T. Looking across our end markets, aerospace demand remains strong. Automotive demand decelerated slightly during the quarter but remains above prior year levels. Packaging shipments were down in the quarter though demand appears to have stabilized following the last several quarters of destocking. We continued to experience weakness in most industrial markets, especially in Europe. Free Cash Flow generation in the third quarter was strong at €78 million and we reduced our leverage to 2.5x.”

Mr. Germain concluded, “We expect recent demand trends in our markets to continue through the remainder of 2023. Based on our current outlook, in 2023 we still expect Adjusted EBITDA to be in the range of €700 million to €720 million and Free Cash Flow in excess of €150 million. We also remain confident in our ability to deliver on our long-term target of Adjusted EBITDA over €800 million in 2025. Our focus remains on executing our strategy, driving operational performance, generating Free Cash Flow, achieving our ESG objectives and increasing shareholder value.”

Group Summary

	Q3 2023	Q3 2022	Var.	YTD 2023	YTD 2022	Var.
Shipments (k metric tons)	369	387	(5)%	1,156	1,212	(5)%
Revenue (€ millions)	1,720	2,022	(15)%	5,626	6,276	(10)%
VAR (€ millions)	704	673	5%	2,243	2,029	11%
Net income (€ millions)	64	131	n.m.	118	278	n.m.
Adjusted EBITDA (€ millions)	168	160	5%	542	525	3%
Adjusted EBITDA per metric ton (€)	453	412	10%	469	433	8%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the third quarter of 2023, shipments of 369 thousand metric tons decreased 5% compared to the third quarter of last year due to lower shipments in each of our segments. Revenue of €1.7 billion decreased 15% compared to the third quarter of the prior year primarily due to lower shipments and lower metal prices, partially offset by improved price and mix. VAR of €704 million increased 5% compared to the third quarter of the prior year primarily due to improved price and mix, partially offset by lower shipments, unfavorable metal costs and unfavorable foreign exchange translation. Net income of €64 million decreased €67 million compared to net income of €131 million in the third quarter of 2022. Adjusted EBITDA of €168 million increased 5% compared to the third quarter of last year due to stronger results in our A&T segment, partially offset by weaker results in our P&ARP and AS&I segments.

For the first nine months of 2023, shipments of 1.2 million metric tons decreased 5% compared to the first nine months of 2022 due to lower shipments in the P&ARP and AS&I segments. Revenue of €5.6 billion decreased 10% compared to the first nine months of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix. VAR of €2.2 billion increased 11% compared to the first nine months of 2022 primarily due to improved price and mix, partially offset by lower shipments, unfavorable metal costs and unfavorable foreign exchange translation. Net income of €118 million decreased €160 million compared to net income of €278 million in the first nine months of 2022. Adjusted EBITDA of €542 million increased 3% compared to the first nine months of 2022 due to stronger results in our A&T segment, partially offset by weaker results in our P&ARP and AS&I segments.

Results by Segment

Packaging & Automotive Rolled Products (P&ARP)

	Q3 2023	Q3 2022	Var.	YTD 2023	YTD 2022	Var.
Shipments (k metric tons)	261	267	(2)%	792	835	(5)%
Revenue (€ millions)	954	1,140	(16)%	3,033	3,656	(17)%
Adjusted EBITDA (€ millions)	67	78	(14)%	201	255	(21)%
Adjusted EBITDA per metric ton (€)	256	291	(12)%	254	305	(17)%

For the third quarter of 2023, Adjusted EBITDA of €67 million decreased 14% compared to the third quarter of 2022 as a result of lower shipments, higher operating costs mainly due to inflation, operating challenges at our Muscle Shoals facility and unfavorable metal costs, and unfavorable foreign exchange translation, partially offset by improved price and mix. Shipments of 261 thousand metric tons decreased 2% compared to the third quarter of the prior year due to lower shipments of packaging and specialty rolled products, partially offset by higher shipments of automotive rolled products. Revenue of €1.0 billion decreased 16% compared to the third quarter of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix.

For the first nine months of 2023, Adjusted EBITDA of €201 million decreased 21% compared to the first nine months of 2022 as a result of lower shipments and higher operating costs mainly due to inflation, operating challenges at our Muscle Shoals facility and unfavorable metal costs, partially offset by improved price and mix. Shipments of 792 thousand metric tons decreased 5% compared to the first nine months of 2022 due to lower shipments of packaging and specialty rolled products, partially offset by higher shipments of automotive rolled products. Revenue of €3.0 billion decreased 17% compared to the first nine months of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix.

Aerospace & Transportation (A&T)

	Q3 2023	Q3 2022	Var.	YTD 2023	YTD 2022	Var.
Shipments (k metric tons)	53	55	(3)%	171	170	1%
Revenue (€ millions)	404	432	(6)%	1,320	1,278	3%
Adjusted EBITDA (€ millions)	79	45	76%	248	161	55%
Adjusted EBITDA per metric ton (€)	1,480	807	83%	1,438	944	52%

For the third quarter of 2023, Adjusted EBITDA of €79 million increased 76% compared to the third quarter of 2022 primarily due to improved price and mix, partially offset by lower shipments, higher operating costs mainly due to inflation and unfavorable foreign exchange translation. Shipments of 53 thousand metric tons decreased 3% compared to the third quarter of 2022 on higher shipments of aerospace rolled products, more than offset by lower shipments of transportation, industry and defense (TID) rolled products. Revenue of €404 million decreased 6% compared to the third quarter of 2022 primarily due to lower shipments, lower metal prices and unfavorable foreign exchange translation, partially offset by improved price and mix.

For the first nine months of 2023, Adjusted EBITDA of €248 million increased 55% compared to the first nine months of 2022 primarily due to improved price and mix, partially offset by higher operating costs mainly due to inflation and increased activity levels. Shipments of 171 thousand metric tons increased 1% compared to the first nine months of 2022 on higher shipments of aerospace rolled products, mostly offset by lower shipments of TID rolled products. Revenue of €1.3 billion increased 3% compared to the first nine months of 2022 primarily due to improved price and mix, partially offset by lower metal prices.

Automotive Structures & Industry (AS&I)

	Q3 2023	Q3 2022	Var.	YTD 2023	YTD 2022	Var.
Shipments (k metric tons)	55	65	(15)%	193	207	(7)%
Revenue (€ millions)	370	473	(22)%	1,296	1,433	(10)%
Adjusted EBITDA (€ millions)	26	35	(27)%	108	118	(8)%
Adjusted EBITDA per metric ton (€)	467	544	(14)%	560	570	(2)%

For the third quarter of 2023, Adjusted EBITDA of €26 million decreased 27% compared to the third quarter of 2022 primarily due to lower shipments and higher operating costs mainly due to inflation, partially offset by improved price and mix. Shipments of 55 thousand metric tons decreased 15% compared to the third quarter of 2022 due to lower shipments of automotive and other extruded products. Revenue of €370 million decreased 22% compared to the third quarter of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix.

For the first nine months of 2023, Adjusted EBITDA of €108 million decreased 8% compared to the first nine months of 2022 primarily due to lower shipments and higher operating costs mainly due to inflation, mostly offset by improved price and mix. Shipments of 193 thousand metric tons decreased 7% compared to the first nine months of 2022 due to lower shipments of other extruded products, partially offset by higher shipments of automotive extruded products. Revenue of €1.3 billion decreased 10% compared to the first nine months of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix.

Net Income

For the third quarter of 2023, net income of €64 million compares to net income of €131 million in the third quarter of the prior year. The decrease in net income is primarily related to the recognition in the prior year of deferred tax assets previously unrecognized of €142 million, partially offset by a gain related to the sale of Constellium Extrusions Deutschland GmbH, favorable changes in gains and losses on derivatives mostly related to our hedging positions, and higher gross profit.

For the first nine months of 2023, net income of €118 million compares to net income of €278 million in the first nine months of the prior year. The decrease in net income is primarily related to the recognition in the prior year of deferred tax assets previously unrecognized of €142 million and lower gross profit, partially offset by a gain related to the sale of Constellium Extrusions Deutschland GmbH.

Cash Flow

Free Cash Flow was €112 million in the first nine months of 2023 compared to €160 million in the first nine months of the prior year. The decrease was primarily due to increased capital expenditures and higher cash interest, partially offset by stronger Adjusted EBITDA.

Cash flows from operating activities were €321 million for the first nine months of 2023 compared to cash flows from operating activities of €323 million in the first nine months of the prior year.

Cash flows used in investing activities were €161 million for the first nine months of 2023 compared to cash flows used in investing activities of €163 million in the first nine months of the prior year. In the first nine months of 2023, cash flows used in investing activities included €47 million of net proceeds from the sale of Constellium Extrusion Deutschland GmbH in September 2023.

Cash flows used in financing activities were €167 million for the first nine months of 2023 compared to cash flows used in financing activities of €141 million in the first nine months of the prior year. In the first nine months of 2023, Constellium used cash on the balance sheet to reduce short-term borrowings and to redeem $50 million of the $300 million outstanding aggregate principal amount of its 5.875% Senior Notes due 2026. In the first nine months of 2022, Constellium drew on the Pan-U.S. ABL due 2026 and used the proceeds and cash on the balance sheet to repay the €180 million PGE French Facility due 2022 and the CHF 15 million Swiss Facility due 2025.

Liquidity and Net Debt

Liquidity at September 30, 2023 was €746 million, comprised of €159 million of cash and cash equivalents and €587 million available under our committed lending facilities and factoring arrangements.

Net debt was €1,750 million at September 30, 2023 compared to €1,891 million at December 31, 2022.

Outlook

Based on our current outlook, we expect Adjusted EBITDA to be in the range of €700 million to €720 million and Free Cash Flow in excess of €150 million in 2023. We were not impacted by the United Auto Workers union strike in the third quarter, but we do expect some impact in the fourth quarter, which is included in our guidance.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes, without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, future net income.

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the Russian war on Ukraine; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value-added aluminium products for a broad scope of markets and applications, including packaging, automotive and aerospace. Constellium generated €8.1 billion of revenue in 2022.

Constellium’s earnings materials for the third quarter ended September 30, 2023 are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2023	2022	2023	2022
Revenue	1,720	2,022	5,626	6,276
Cost of sales	(1,562)	(1,889)	(5,094)	(5,711)

Gross profit	158	133	532	565

Selling and administrative expenses	(70)	(63)	(221)	(206)
Research and development expenses	(11)	(11)	(37)	(32)
Other gains and losses - net	41	(29)	(15)	(53)

Income from operations	118	30	259	274

Finance costs - net	(36)	(36)	(106)	(98)

Income / (loss) before tax	82	(6)	153	176

Income tax (expense) / benefit	(18)	137	(35)	102

Net income	64	131	118	278

Net income attributable to:
Equity holders of Constellium	64	130	115	273
Non-controlling interests	—	1	3	5

Net income	64	131	118	278

Earnings per share attributable to the equity holders of Constellium, (in Euros)
Basic	0.44	0.90	0.79	1.90
Diluted	0.43	0.88	0.77	1.86
Weighted average number of shares, (in thousands)
Basic	146,820	144,302	145,897	143,398
Diluted	148,704	146,759	148,704	146,759

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2023	2022	2023	2022
Net income	64	131	118	278

Other comprehensive income
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	26	26	30	181
Income tax on remeasurement on post-employment benefit obligations	(6)	(9)	(8)	(39)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	(6)	(12)	(2)	(27)
Income tax on cash flow hedges	2	3	1	7
Currency translation differences	20	47	7	89

Other comprehensive income	36	55	28	211

Total comprehensive income	100	186	146	489

Attributable to:
Equity holders of Constellium	99	184	143	483
Non-controlling interests	1	2	3	6

Total comprehensive income	100	186	146	489

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At September 30, 2023	At December 31, 2022
Assets
Current assets
Cash and cash equivalents	159	166
Trade receivables and other	642	539
Inventories	1,137	1,320
Other financial assets	34	31

	1,972	2,056

Non-current assets
Property, plant and equipment	2,020	2,017
Goodwill	482	478
Intangible assets	50	54
Deferred tax assets	228	271
Trade receivables and other	40	43
Other financial assets	3	8

	2,823	2,871

Assets of disposal group classified as held for sale	—	14

Total Assets	4,795	4,941

Liabilities
Current liabilities
Trade payables and other	1,354	1,467
Borrowings	54	148
Other financial liabilities	46	41
Income tax payable	15	16
Provisions	21	21

	1,490	1,693

Non-current liabilities
Trade payables and other	64	43
Borrowings	1,855	1,908
Other financial liabilities	14	14
Pension and other post-employment benefit obligations	369	403
Provisions	88	90
Deferred tax liabilities	4	28

	2,394	2,486

Liabilities of disposal group classified as held for sale	—	10

Total Liabilities	3,884	4,189

Equity
Share capital	3	3
Share premium	420	420
Retained earnings and other reserves	466	308

Equity attributable to equity holders of Constellium	889	731
Non-controlling interests	22	21

Total Equity	911	752

Total Equity and Liabilities	4,795	4,941

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measure ment	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
At January 1, 2023	3	420	28	(10)	41	101	148	731	21	752
Net income	—	—	—	—	—	—	115	115	3	118
Other comprehensive income / (loss)	—	—	22	(1)	7	—	—	28	—	28

Total comprehensive income / (loss)	—	—	22	(1)	7	—	115	143	3	146

Share-based compensation	—	—	—	—	—	15	—	15	—	15
Other	—	—	(1)	—	—	—	1	—	—	—
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At September 30, 2023	3	420	49	(11)	48	116	264	889	22	911

(in millions of Euros)	Share capital	Share premium	Re- measure ment	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained (deficit) / earnings	Total	Non- controlling interests	Total equity
At January 1, 2022	3	420	(94)	(4)	19	83	(153)	274	17	291
Net income	—	—	—	—	—	—	273	273	5	278
Other comprehensive income / (loss)	—	—	142	(20)	88	—	—	210	1	211

Total comprehensive income / (loss)	—	—	142	(20)	88	—	273	483	6	489

Share-based compensation	—	—	—	—	—	13	—	13	—	13
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At September 30, 2022	3	420	48	(24)	107	96	120	770	23	793

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2023	2022	2023	2022
Net income	64	131	118	278
Adjustments
Depreciation and amortization	77	73	221	209
Pension and other post-employment benefits service costs	5	7	16	18
Finance costs - net	36	36	106	98
Income tax expense / (benefit)	18	(137)	35	(102)
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	(23)	(18)	5	67
(Gains) / losses on disposal	(36)	1	(30)	2
Other - net	5	4	15	12
Change in working capital
Inventories	25	18	175	(238)
Trade receivables	133	195	(91)	(92)
Trade payables	(109)	(119)	(123)	206
Other	14	(1)	20	3
Change in provisions	(1)	(3)	(3)	(7)
Pension and other post-employment benefits paid	(11)	(12)	(30)	(33)
Interest paid	(33)	(31)	(96)	(85)
Income tax paid	(10)	10	(17)	(13)

Net cash flows from operating activities	154	154	321	323

Purchases of property, plant and equipment	(76)	(80)	(210)	(164)
Property, plant and equipment grants received	—	—	1	1
Proceeds from disposals, net of cash	48	—	48	—

Net cash flows used in investing activities	(28)	(80)	(161)	(163)

Repayments of long-term borrowings	(46)	(2)	(51)	(188)
Net change in revolving credit facilities and short-term borrowings	(90)	(57)	(83)	67
Lease repayments	(13)	(7)	(29)	(27)
Payment of financing costs and redemption fees	—	(1)	—	(1)
Transactions with non-controlling interests	—	—	(3)	(2)
Other financing activities	1	5	(1)	10

Net cash flows used in financing activities	(148)	(62)	(167)	(141)

Net (decrease) / increase in cash and cash equivalent	(22)	12	(7)	19
Cash and cash equivalents - beginning of period	178	156	166	147
Transfer of cash and cash equivalents classified from / (to) assets classified as held for sale	2	—	1	—
Effect of exchange rate changes on cash and cash equivalents	1	3	(1)	5

Cash and cash equivalents - end of period	159	171	159	171

SEGMENT ADJUSTED EBITDA

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2023	2022	2023	2022
P&ARP	67	78	201	255
A&T	79	45	248	161
AS&I	26	35	108	118
Holdings and Corporate	(4)	2	(15)	(9)

Total	168	160	542	525

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended September 30,		Nine months ended September 30,
(in k metric tons)	2023	2022	2023	2022
Packaging rolled products	187	196	564	623
Automotive rolled products	68	64	209	184
Specialty and other thin-rolled products	6	7	19	28
Aerospace rolled products	23	19	74	55
Transportation, industry, defense and other rolled products	30	36	97	115
Automotive extruded products	27	29	93	89
Other extruded products	28	36	100	118

Total shipments	369	387	1,156	1,212

(in millions of Euros)
Packaging rolled products	630	792	2,014	2,629
Automotive rolled products	286	308	902	879
Specialty and other thin-rolled products	38	40	117	148
Aerospace rolled products	234	184	758	510
Transportation, industry, defense and other rolled products	171	248	562	768
Automotive extruded products	213	248	723	721
Other extruded products	157	225	573	712
Other and inter-segment eliminations	(9)	(23)	(23)	(91)

Total revenue	1,720	2,022	5,626	6,276

NON-GAAP MEASURES

Reconciliation of Revenue to VAR (a non-GAAP measure)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2023	2022	2023	2022
Revenue	1,720	2,022	5,626	6,276
Hedged cost of alloyed metal	(1,037)	(1,414)	(3,435)	(4,191)
Revenue from incidental activities	(6)	(5)	(20)	(16)
Metal price lag	27	70	72	(40)

VAR	704	673	2,243	2,029

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2023	2022	2023	2022
Net income	64	131	118	278
Income tax expense / (benefit)	18	(137)	35	(102)

Income / (loss) before tax	82	(6)	153	176
Finance costs - net	36	36	106	98

Income from operations	118	30	259	274
Depreciation and amortization	77	73	221	209
Unrealized (gains) / losses on derivatives	(23)	(19)	5	65
Unrealized exchange losses from the remeasurement of monetary assets and liabilities - net	—	1	—	2
Share based compensation costs	5	4	15	13
Metal price lag (A)	27	70	72	(40)
(Gains) / losses on disposal	(36)	1	(30)	2

Adjusted EBITDA	168	160	542	525

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on a standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2023	2022	2023	2022
Net cash flows from operating activities	154	154	321	323
Purchases of property, plant and equipment, net of grants received	(76)	(80)	(209)	(163)

Free Cash Flow	78	74	112	160

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At September 30, 2023	At December 31, 2022
Borrowings	1,909	2,056
Fair value of net debt derivatives, net of margin calls	—	1
Cash and cash equivalents	(159)	(166)

Net debt	1,750	1,891

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: VAR, Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

Value-Added Revenue (“VAR”) is defined as revenue, excluding revenue from incidental activities, minus cost of metal which includes, cost of aluminium adjusted for metal lag, cost of other alloying metals, freight out costs, and realized gains and losses from hedging. Management believes that VAR is a useful measure of our activity as it eliminates the impact of metal costs from our revenue and reflects the value-added elements of our activity. VAR eliminates the impact of metal price fluctuations which are not under our control and which we generally pass-through to our customers and facilitates comparisons from period to period. VAR is not a presentation made in accordance with IFRS and should not be considered as an alternative to revenue determined in accordance with IFRS.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, net of grants received. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.